EXHIBIT 12
ASHLAND INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions)

						Nine months ended
	Years ended September 30					June 30
	2009	2008	2007	2006	2005	2010	2009
EARNINGS

Income (loss) from continuing operations	$78	$175	$201	$183	$1,958	$229	$(20)
Income tax expense (benefit)	80	86	58	29	(230)	79	49
Interest expense	163	9	9	8	87	95	118
Interest portion of rental expense	25	21	20	18	20	20	17
Amortization of deferred debt expense	52	-	1	-	3	75	35
Distributions in excess of (less than) earnings
of unconsolidated affiliates	1	(10)	(5)	(6)	(246)	(5)	4
	$399	$281	$284	$232	$1,592	$493	$203

FIXED CHARGES

Interest expense	$163	$9	$9	$8	$87	$95	$118
Interest portion of rental expense	25	21	20	18	20	20	17
Amortization of deferred debt expense	52	-	1	-	3	75	35
Capitalized interest	3	-	2	3	1	3	3
	$243	$30	$32	$29	$111	$193	$173

RATIO OF EARNINGS TO FIXED CHARGES	1.64	9.37	8.88	8.00	14.34	2.55	1.17